Filed by Coca-Cola HBC AG
pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rules 14d-2 and 14d-9 under the Securities Exchange Act of 1934

Subject Company:
Coca-Cola Hellenic Bottling Company S.A.
Registration Statement File No. 333-184685

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO AUSTRALIA, CANADA, JAPAN OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD VIOLATE THE LAWS OF THAT JURISDICTION

This document is an advertisement and not a prospectus and investors should not subscribe for or purchase any transferable securities referred to in this document except on the basis of information contained in the Prospectus published in connection with the admission of the ordinary shares of Coca Cola HBC AG to the premium segment of the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange plc’s main market for listed securities and public offering of its ordinary shares in the UK, Greece and Austria. The voluntary tender offer submitted by Coca-Cola HBC AG for the acquisition of all shares of Coca-Cola Hellenic Bottling Company S.A. will be made solely by the Information Memorandum to be published in connection therewith and which will contain the full terms and conditions of such offer, including details of how it may be accepted.  A copy of the Prospectus is available from Coca Cola HBC AG’s website at http://www.coca-colahbcag.com.  A Greek translation of the Prospectus will also be available from Coca Cola HBC AG’s website at http://www.coca-colahbcag.com and the Athens Exchange’s website at http://www.ase.gr.  A copy of the approved Information Memorandum in Greek will also be available from Coca Cola HBC AG’s website at http://www.coca-colahbcag.com, the Athens Exchange’s website at http://www.ase.gr and the website of Coca-Cola HBC AG’s financial advisor at http://www.credit-suisse.com/prospectus/cch.

Coca-Cola HBC AG

Exchange Offer Q&A

A.        EXCHANGE OFFER ACCEPTANCE PERIOD AND KEY TRANSACTION MILESTONES

1.              What are the conditions of the Exchange Offer to be deemed successful?

The Exchange Offer is subject to (i) a 90% minimum acceptance condition and (ii) approvals by the UKLA/LSE and the NYSE for the listing and admission to trading of the Coca-Cola HBC Shares and Coca-Cola HBC ADSs on the LSE and NYSE, respectively.

2.              Does the 90% minimum acceptance condition include the Coca-Cola Hellenic Shares held in treasury?

Yes.

3.              What is the exact timeline of the Exchange Offer?

Event	Date
Publication of the Information Memorandum	19 March 2013
Start of acceptance period	08:00 a.m., Greek time (06:00 a.m., London time) (02:00 a.m., New York City time) on 19 March 2013
ADS tender deadline	05.00 p.m., New York City time on 18 April 2013
End of acceptance period	14:00 p.m., Greek time (07:00 a.m., New York City time) on 19 April 2013
Announcement of Exchange Offer results	On or prior to 23 April 2013
Completion and settlement of Exchange Offer	On or about 26 April 2013
Admission and commencement of unconditional dealings in the Coca-Cola HBC Shares on the LSE	08.00 a.m., London time on or about 29 April 2013
Commencement of trading in the Coca-Cola HBC Shares on the ATHEX	10:30 a.m., Greek time on or about 29 April 2013
Commencement of trading in Coca-Cola HBC ADSs on NYSE	09:30 a.m., New York City time on or about 29 April 2013
Latest date for Coca-Cola HBC to initiate the Greek Statutory Buy-Out	19 July 2013
Final date for the Greek Statutory Sell-Out	23 July 2013

4.              When is the last day by which I can purchase Coca-Cola Hellenic Shares and subsequently validly tender them in the Exchange Offer?

Tuesday, 16 April 2013, since, unless otherwise agreed, the standard settlement cycle for trades on the Athens Exchange is T+3 Greek business days.

5. Who can I contact for more information about the tendering process?

The acceptance period commences on 19 March 2013.  Announcements or filings regarding the Greek Statutory Buy-Out and the Greek Statutory Sell-Out will be made in due course.

Investors should contact their broker, nominee, custodian or other financial intermediary for more information.

Please see the relevant sections in the Information Memorandum, the UK Prospectus and the US Offer Documents.

Holders in Greece can obtain further information through the Capital Markets Services Directorate of the National Bank of Greece during Greek business days and hours by calling the following numbers: +30 210 947 7714 and +30 210 947 7716.

Holders located outside Greece and the United States may contact our international information agent, D.F. King & Co., Inc., for more information at 00 (800) 5464-5464 (International Toll Free Help Line).

Holders located in the United States and holders of Coca-Cola Hellenic ADSs wherever located may contact our U.S. information agent, D.F. King & Co., Inc. at +1 (800) 859-8511 (US Toll Free Help Line) for more information.

6. Will Coca-Cola HBC AG establish an ADS program for the Coca-Cola HBC Shares?

Yes.  Coca-Cola HBC AG will establish an ADS program for those investors wishing to hold Coca-Cola HBC ADSs.  Each Coca-Cola HBC ADS will represent one Coca-Cola HBC Share.

7. What will I receive if I participate in the Greek Offer?

For every one Coca-Cola Hellenic Share validly tendered in the Greek Offer, holders will receive, at their election, either one CDI representing one Coca-Cola HBC Share held through CREST or one Coca-Cola HBC Share held in book-entry form through the Greek Dematerialized Securities System (DSS).

If no election is made by a holder of Coca-Cola Hellenic Shares or the acceptance form is not properly filled in to allow delivery of CDIs, such holder will receive Coca-Cola HBC Shares held in book entry form through DSS.

8. What will I receive if I participate in the U.S. Offer?

For every one Coca-Cola Hellenic Share validly tendered in the U.S. Offer, holders will receive, at their election, either one Coca-Cola HBC ADS representing one Coca-Cola HBC Share or one Coca-Cola HBC Share held in book entry form through the Greek Dematerialised Securities System (DSS).

If no election is made by a holder of Coca-Cola Hellenic Shares or the acceptance form is not properly filled in to allow delivery of ADSs, such holder will receive Coca-Cola HBC Shares in book-entry form held through DSS.

For every one Coca-Cola Hellenic ADS validly tendered in the U.S. Offer, holders will receive one Coca-Cola HBC ADS.

9. What are CDIs or CREST Depositary Interests?

CREST is an electronic settlement system.  It is typically used for the transfer, clearing and settlement of securities issued by foreign-domiciled companies listed on the LSE.

The CDIs will have the same security code (ISIN number) as the underlying Coca-Cola HBC Shares and are not subject to a separate listing on the LSE.

10.  Are there any costs for shareholders related to the Exchange Offer?

Other than any costs charged to shareholders by their financial intermediaries such as brokers or custodians, there will be no direct transaction-related costs payable by holders of Coca-Cola Hellenic Shares who receive Coca-Cola HBC Shares in the Exchange Offer.  Coca-Cola HBC AG will pay the 0.08% HELEX clearing and settlement fees due in connection with Coca-Cola Hellenic Shares tendered and transferred to Coca-Cola HBC by holders who validly accept the Exchange Offer.

As a result of a ruling by the Greek Ministry of Finance with respect to the Exchange Offer, no 0.20% Greek transaction tax (calculated on the value of the shares tendered) will be payable by holders of Coca-Cola Hellenic Shares who elect to receive Coca-Cola HBC Shares rather than cash consideration in the Greek Statutory Buy-Out and/or the Greek Statutory Sell-Out.  For holders of Coca-Cola Hellenic Shares who elect to receive cash consideration in the Greek Statutory Buy-Out and/or the Greek Statutory Sell-Out, this 0.20% Greek transaction tax will be deducted from the cash consideration to be received.

Investors should seek advice from their own professional tax adviser regarding their personal tax implications. Also, shareholders holding through nominee institutions should review their arrangements and consult with these institutions.

11.  Are there any costs for holders of Coca-Cola Hellenic ADSs related to the Exchange Offer?

Holders of Coca-Cola Hellenic ADSs will not have to pay any fees such as issuance or withdrawal or other fees to Citibank, N.A., who is acting as depositary and ADS exchange agent, in connection with tendering Coca-Cola Hellenic ADSs or receiving Coca-Cola HBC ADSs in the Exchange Offer.

Please refer to the US Offer Documents accessible without charge at the SEC website (www.sec.gov).  Investors should seek advice from their own professional tax adviser regarding their personal tax implications.  Also, shareholders holding through nominee institutions should review their arrangements and consult with these institutions.

12.  What happens if I do not participate in the Exchange Offer during the acceptance period?

If the Exchange Offer is declared successful, Coca-Cola HBC will implement a compulsory buy-out process (the Greek Statutory Buy-Out) under Greek law to cause all issued Coca-Cola Hellenic Shares to be transferred to Coca-Cola HBC.

Investors will also have the right to exchange or sell their Coca-Cola Hellenic Shares to Coca-Cola HBC within three months from the announcement of the results of the Exchange Offer (the Greek Statutory Sell-Out).  Although the Greek Statutory Sell-Out does not automatically apply to holders of Coca-Cola Hellenic ADSs under Greek law, Coca-Cola HBC will establish procedures to permit such holders to participate in the Greek Statutory Sell-Out.During each of the Greek Statutory Buy-Out and the Greek Statutory Sell-Out, investors will have the option to exchange their Coca-Cola Hellenic Shares for new Coca-Cola HBC Shares or elect to instead receive €13.58 in cash, less any applicable taxes and fees, for each existing Coca-Cola Hellenic Share.

13.  Will there be an AGM or EGM during the Exchange Offer?

No general meeting of holders of Coca-Cola Hellenic Shares is expected to take place during the acceptance period of the Exchange Offer or prior to the completion of the Greek Statutory Buy-Out and the Greek Statutory Sell-Out.  The AGM of Coca-Cola Hellenic S.A. is expected to take place following completion of the Greek Statutory Buy-Out in order to approve all ordinary course items for an AGM, as well as the delisting of the Coca-Cola Hellenic Shares from the Athens Exchange.  Coca-Cola HBC AG intends to hold an EGM immediately thereafter in order to declare a dividend attributable to the CCH Group’s 2012 results .

14.  What happens if the 90% minimum acceptance condition is not satisfied?

We are confident we will satisfy the 90% minimum acceptance condition However, if at the end of the acceptance period for the Exchange Offer the 90% minimum acceptance condition is not satisfied, or if any of the other conditions to the Exchange Offer is not fulfilled, the Exchange Offer will lapse and have no legal effect and all tendered Coca-Cola Hellenic Shares will be promptly returned to holders.

15.  What is the exact tender process? What do I need to do to validly tender my Coca-Cola Hellenic Shares?

a)             If I am a holder of Coca-Cola Hellenic Shares located in the United States

The steps you must take to validly tender into the U.S. Offer are provided in the US Offer Documents accessible without charge at the SEC website (www.sec.gov).  Please contact your broker, dealer, commercial bank trust company or other nominee or our US information agent, D.F. King & Co., Inc. at +1 (800) 859-8511 (US Toll Free Help Line)  for more information.

b)             I am a holder of Coca-Cola Hellenic ADS (wherever located).

The steps you must take to validly tender into the U.S. Offer are provided in the US Offer Documents accessible without charge at the SEC website (www.sec.gov).  Please contact our US information agent, D.F. King & Co., Inc. at +1 (800) 859-8511 (US Toll Free Help Line)  for more information.

c)              If I am a holder of Coca-Cola Hellenic Shares tendering in the Greek Offer?

The steps you must take to validly tender into the Greek Offer are provided in the Information Memorandum. If you hold your Coca-Cola Hellenic Shares directly or indirectly through a broker, dealer, commercial bank, trust company or other nominee, you should contact your broker, dealer, commercial bank, trust company or other nominee, to validly tender your Coca-Cola Hellenic Shares on your behalf in the Greek Offer.

If you elect to receive CDIs in connection with the Greek Offer, you will receive such CDIs in the CREST account of the CREST participant with which you have a direct or indirect relationship.  It is your responsibility to give notice of such receipt to the CREST participant in advance of completion of the Exchange Offer; otherwise, the CREST participant may reject the credit of CDIs.  Once the acceptance form is submitted, you will receive a copy and at this point your Coca-Cola Hellenic Shares are considered tendered.

16.       Will Greek investors be able to trade Coca-Cola HBC Shares on the LSE? Can they still use their Greek brokers?

Greek investors will be able to clear trades on the LSE if they hold Coca-Cola HBC Shares in the form of CDIs.  A Greek broker could be used to hold such CDIs, provided that the broker in question has access directly or indirectly to a CREST account.

17.       What do I need to do if I intend to select CDIs in the Greek Offer?

Please communicate  promptly with your relationship bank or other investment firm to ensure that you participate or have the ability to participate, directly or indirectly, in CREST in order to make possible the delivery of the CDIs to the relevant account

18.       I am a holder of Coca-Cola Hellenic Shares located in the United States, can I elect to receive Coca-Cola HBC Shares in the form of CDIs?

CDIs are not offered in the U.S. Offer.  For more details on this please refer to the US Offer Documents accessible without charge at the SEC website (www.sec.gov).  Alternatively, you should contact our US information agent, D.F. King & Co., Inc. at +1 (800) 859-8511 (US Toll Free Help Line)  for more information.

19.       I am a holder of Coca-Cola Hellenic Shares located in the United States, can I elect to participate in the Greek Offer?

For more details on this please refer to the US Offer Documents accessible without charge at the SEC website (www.sec.gov).  Alternatively, you should contact our US information agent, D.F. King & Co., Inc. at +1 (800) 859-8511 (US Toll Free Help Line)  for more information.

20.       I am a holder of Coca-Cola Hellenic ADSs. Do I have any other options to validly tender my Coca-Cola Hellenic ADS besides receiving Coca-Cola HBC ADS?

For more details on this please refer to the US Offer Documents accessible without charge at the SEC website (www.sec.gov).  Alternatively, you should contact our US information agent, D.F. King & Co., Inc. at +1 (800) 859-8511 (US Toll Free Help Line)  for more information.

21.       Can I tender less than all of my Coca-Cola Hellenic Shares?

Yes, investors can tender any number of Coca-Cola Hellenic Shares in the Exchange Offer.

22.       Can I withdraw Coca-Cola Hellenic Shares or ADSs that I have tendered? If so, how?

Investors can withdraw Coca-Cola Hellenic Shares or ADSs that have been tendered before the end of the acceptance period of the Exchange Offer.

To withdraw previously tendered Coca-Cola Hellenic Shares or ADSs, you should contact the financial intermediary or nominee through whom you tendered regarding their withdrawal procedures

23.       Will there be a trading suspension following the end of the acceptance offer period?

Throughout the acceptance period Coca-Cola Hellenic Shares and ADSs will continue trading normally.  We do not know if trading of the Coca-Cola Hellenic Shares will be suspended following the end of the acceptance period and the final decision on this matter lies with the regulators and will be made known later in the process.

Trading in the Coca-Cola Hellenic ADSs on the NYSE will be suspended from the close of the acceptance period to the announcement of the results of the Exchange Offer (up to two business days).  We do not know if it may be suspended for a longer period of time. In any case, trading will not resume if fewer than 600,000 Coca-Cola Hellenic ADSs would remain outstanding following completion of the Exchange Offer.

In addition, Coca Cola Hellenic also intends to request the cancellation of the standard listing of the Coca-Cola Hellenic Shares on the LSE, effective on or around 29 April 2013.

24.       Will Coca-Cola HBC Shares and Coca-Cola Hellenic Shares trade concurrently on the ATHEX until the de-listing of the Coca-Cola Hellenic Shares?

Yes, both Coca-Cola HBC Shares and Coca-Cola Hellenic Shares are expected to trade concurrently on ATHEX for the period between completion of the Exchange Offer and completion of the Greek Statutory Buy-Out.  However, we expect that due to the 90% minimum acceptance condition for the Exchange Offer, the number of Coca-Cola Hellenic Shares remaining in free float during this period will not be significant.

25.       Will Coca-Cola HBC Shares start trading at the VWAP?

The VWAP is not related in any way to the initial trading price of the new Coca-Cola HBC Shares.

B.  ATHENS EXCHANGE, LSE AND NYSE LISTINGS

26.       In which currency will the new Coca-Cola HBC Shares be traded?

Coca-Cola HBC Shares will trade in pounds sterling on the LSE, and in Euros on the ATHEX. The Coca-Cola HBC ADSs will trade in U.S. dollars on the NYSE.

27.       What are the trading hours on the ATHEX, the LSE and the NYSE? How are opening prices determined?

ACTIVITY	LSE	NYSE	ATHEX
Continuous Trading	08:00-16:20	9:30-16:00	10:30-17:00

28.       What will be the tickers of the Coca-Cola HBC Shares on the three exchanges? What are the trade settlement periods?

Exchange	Ticker	Regular settlement cycle
LSE	CCH	T+3
ATHEX	EEEK/CCH (or such other ticker symbol as may be agreed with the ATHEX)	T+3
NYSE	CCH	T+3

29.       What is the ISIN of the Coca-Cola HBC Shares? What is the Swiss security number?

The ISIN is CH019 825 130 5.  The Swiss security number is 19 825 130.

30.       Will there be any changes in financial reporting

No, there will not be any changes in reporting of our consolidated results.  We will continue to report our consolidated results in Euros under IFRS.  Only the unconsolidated accounts will be presented in accordance with the Swiss Code of Obligations.

31.       Where will meetings of holders of Coca-Cola HBC Shares be taking place going forward?

Meetings of holders of Coca-Cola HBC Shares will take place in Switzerland, the new corporate seat of Coca-Cola HBC, the new holding company of the CCH Group.

32.       In which indices will Coca-Cola HBC seek to be included?

It is anticipated that Coca-Cola HBC Shares will be sought to be included in the following indices:

a. UK = FTSE All Share index and relevant MSCI index series

b. Greece = Athens Exchange Composite Index and FTSE/ASE Large Cap Index

33.       Will you be included in the MSCI Greece Index?

We understand from the MSCI that companies are generally classified based on the country of their primary listing.  Coca-Cola HBC will be eligible for the MSCI UK Index Universe.  MSCI intends to delete Coca-Cola HBC from the MSCI Greece Index.

34.       When Coca-Cola HBC AG lists on the ATHEX will its full market cap count in the total market cap of ATHEX?

We understand that it is the intention of the ATHEX to allow Coca-Cola HBC AG’s total market capitalization count in the total market capitalization of ATHEX.

35.       If trading on the LSE commences towards the end of April, when do you expect inclusion in the FTSE UK Index Series?

Coca-Cola HBC Shares are required to trade for at least 6-8 weeks prior to being considered for inclusion in the FTSE UK Index Series.  The timing of inclusion in the FTSE UK Index Series further depends on whether the Nationality Committee, which meets in mid-August, and the Review Committee, which meets during the second week of September, considers Coca-Cola HBC eligible to be part of the FTSE UK Index Series and whether there is adequate history of trading of Coca-Cola HBC Shares on the LSE in advance of this decision.  If following the meetings in August and September, the Nationality and Review Committees determine that Coca-Cola HBC is indeed eligible, inclusion in the FTSE UK Index Series is expected to become effective not earlier than the third week of September.

36.       Will Coca-Cola HBC still post announcements on the ATHEX or will investors be required to visit the website of the LSE?

Given that the LSE will be the primary listing of the company, corporate announcements will be made available through a Regulatory News Service in the UK and, in light of its secondary listing on the ATHEX, they will also be filed with the ATHEX at the same time.

37.       How can I switch between different forms of holding Coca-Cola HBC Shares in the future?

Investors wishing to convert their Coca-Cola HBC Shares into another form should contact their bank or broker and inquire about the timeline, procedures and cost for such transactions.

C.   GREEK STATUTORY BUY-OUT AND GREEK STATUTORY SELL-OUT

38.       What will happen following the completion of the Greek Statutory Buy-Out?

Upon completion of the Greek Statutory Buy-Out, Coca-Cola HBC will be the sole shareholder of Coca-Cola Hellenic. Coca-Cola HBC will cause Coca-Cola Hellenic to call a shareholders’ meeting to approve the delisting of the Coca-Cola Hellenic Shares from the ATHEX and will terminate its ADS program, its NYSE listing and its SEC registration.  Coca Cola Hellenic also announced that it intends to request the cancellation of the standard listing of the Coca-Cola Hellenic Shares on the LSE, effective on or around 29 April 2013.

39.       When will I receive payment if I elect to receive the cash consideration in connection with the Greek Statutory Buy-Out?

Holders who elect to receive the cash consideration for their Coca-Cola Hellenic Shares transferred to Coca-Cola HBC in the Greek Statutory Buy-Out will receive such cash approximately six Greek business days following the cessation of trading on the Athens Exchange.  Such cash consideration will be received by holders after deduction of the applicable Greek transaction tax of 0.20%, which is expected to be calculated based on the closing market price per Coca-Cola Hellenic Share on the ATHEX on the day preceding the date on which the documents required for the corresponding transfer are submitted to HELEX. The HCMC is expected to issue detailed procedures for the Greek Statutory Buy-Out prior to completion of the Exchange Offer.

40.       When will I receive my new Coca-Cola HBC Shares pursuant to the Greek Statutory Buy-Out?

Holders of Coca-Cola Hellenic Shares who elect to receive Coca-Cola HBC Shares in the Greek Statutory Buy-Out will receive such share consideration approximately eight Greek business days following the cessation of trading on the ATHEX.  The Greek Statutory Buy-Out is expected to be completed within six to eight weeks after the end of the acceptance period for the Exchange Offer.  The HCMC is expected to issue detailed procedures for the Greek Statutory Buy-Out prior to completion of the Exchange Offer.

41.       When will I receive payment if I elect to receive the cash consideration in connection with the Greek Statutory Sell-Out?

Holders who wish to receive the cash consideration may sell their Coca-Cola Hellenic Shares on the ATHEX on which Coca-Cola HBC will be required to place a standing bid at €13.58 per share.  Such trade will settle within three Greek business days, in accordance with the standard settlement cycle for the ATHEX.  Such cash consideration will be received by holders after deduction of the applicable Greek transaction tax of 0.20%, which will be calculated based on the sale price of €13.58 per Coca-Cola Hellenic Share on the Athens Exchange.

42.       When will I receive my new Coca-Cola HBC Shares pursuant to the Greek Statutory Sell-Out?

Holders of Coca-Cola Hellenic Shares who elect to receive Coca-Cola HBC Shares in the Greek Statutory Sell-Out will not receive such share consideration until approximately eight Greek business days following the termination of the three-month Greek Statutory Sell-Out period.  However, Coca-Cola HBC expects that the settlement of Coca-Cola Hellenic Shares in the Greek Statutory Sell-Out will, in practice, be pre-empted by the Greek Statutory Buy-Out, which is expected to be completed within six to eight weeks after the expiration date for the Exchange Offer.  The HCMC is expected to issue detailed procedures for the Greek Statutory Buy-Out and the Greek Statutory Sell-Out prior to completion of the Exchange Offer.

43.       Can holders of Coca-Cola Hellenic ADSs participate in the Greek Statutory Buy-Out or the Greek Statutory Sell-Out?

Yes.  Although the Greek Statutory Buy-Out and the Greek Statutory Sell-Out do not automatically apply to holders of Coca-Cola Hellenic ADSs under Greek law, Coca-Cola HBC will establish procedures to permit such holders to participate in the Greek Statutory Buy-Out and the Greek Statutory Sell-Out.

D.  Financing Arrangements & Other

44.       What is the likelihood of satisfying the 90% minimum acceptance condition?

Coca-Cola HBC has already received expressions of support for the Exchange Offer from holders of approximately 60% of the Coca-Cola Hellenic Shares.  Coca-Cola HBC is confident that the transaction will be successful and that the 90% minimum acceptance condition will be satisfied.

45.       How much out of the €550m secured for the Exchange Offer do you expect you will be drawing on?

The maximum amount of required financing will be determined by the number of Coca-Cola Hellenic Shares held by minority shareholders following completion of the Exchange Offer who opt for the EUR 13.58 per share cash alternative.  Because the Exchange Offer is subject to a 90% minimum acceptance condition, no more than 10% of all Coca-Cola Hellenic Shares could be acquired for cash in the Greek Statutory Buy-Out and the Greek Statutory Sell-Out.  The final amount to be drawn to fund any cash consideration will be determined at the end of the Greek Statutory Buy-Out and the Greek Statutory Sell-Out, during which the shareholders will have the option to exchange their Coca-Cola Hellenic Shares for Coca-Cola HBC Shares or the EUR 13.58 per share cash alternative.

In addition, it should be noted that during the Greek Statutory Buy-Out and the Greek Statutory Sell-Out, the default consideration for those holders of Coca-Cola Hellenic Shares who elect to receive Coca-Cola HBC Shares but who do not make any election as to the form in which those Coca-Cola HBC Shares should be issued, will be Coca-Cola HBC Shares in book-entry form held through DSS in Athens.

46.       We see that credit rating agencies have maintained their ratings. Do you expect a positive reaction when the Exchange Offer concludes?

We believe that the credit rating agencies consider the launch of the Exchange Offer a positive development, but would expect the credit rating to confirm their ratings only after completion of the transaction.  The next major milestone is expected to be the satisfaction of the 90% minimum acceptance condition at the end of the acceptance period for the Exchange Offer.

In general, there are a number of factors that rating agencies typically take into account to determine a rating (including, among other things, fundamentals, macros in our territories, debt servicing), so we cannot predict any decisions they may make.  However, we consider that the Exchange Offer has a strong strategic and commercial rationale and addresses a number of concerns previously expressed by the rating agencies.

47.       Will the change in primary listing and domicile affect your dividend policy or tax position?

Dividends:  The Exchange Offer will not have an impact on our dividend policy, which remains unchanged.  To the extent consistent with our existing dividend policy, we intend to continue to return cash to shareholders, in the form of either dividends or capital returns as may be appropriate in the circumstances.  Details of the distribution to shareholders attributable to the CCH Group’s 2012 results will only be released after completion of the Exchange Offer, and no dividend or other distributions will be made until the Greek Statutory Sell-Out and the Greek Statutory Buy-Out have been completed.

Tax:  This is not a tax driven transaction. The selection of Switzerland as the domicile of the CCH Group’s parent company is not expected to have a material impact on the overall tax position of the CCH Group. The total corporate tax charge, which is reflected in the CCH Group’s consolidated accounts, is attributed to the taxable profits generated by each of the CCH Group’s subsidiaries in the 28 countries where they operate.  These taxable profits will continue to be taxed based on each country’s respective corporate tax rate.

48.       In what currency will dividends be paid?

Dividends are expected to be declared in CHF and paid in EUR. Holders of Coca-Cola HBC Shares (not held in the form of CDIs or Coca-Cola HBC ADSs) are generally expected to receive their dividend payment in EUR, based on the CHF/EUR exchange rate prevailing on the date of the general meeting that declared the relevant dividend and as announced the day after the general meeting.  CDI holders are expected to be able to elect through the CREST system to receive their dividend payments in pounds sterling instead, based on the exchange rate prevailing on the day of the dividend payment. For holders of Coca-Cola HBC ADSs, dividend payments will be converted into USD as provided in the related deposit agreement, based on the exchange rate prevailing on the day of the dividend payment.

Important Notices

General

The exchange offer described herein is addressed to the shareholders of Coca-Cola Hellenic Bottling Company S.A. (“Coca-Cola Hellenic”) and only to persons to whom it may be lawfully addressed.  The Greek exchange offer will be made in the territory of the Hellenic Republic and to the public in the United Kingdom and Austria.  A separate U.S. exchange offer will be made available to holders of ordinary shares of Coca-Cola Hellenic located in the United States and holders of American depositary shares representing ordinary shares of Coca-Cola Hellenic (“Coca-Cola Hellenic ADSs”), wherever located, as set out below. The making of the exchange offer to specific persons who are residents in or nationals or citizens of jurisdictions outside the Hellenic Republic, the United Kingdom, Austria or (as set out below) the United States or to custodians, nominees or trustees of such persons may be made only in accordance with the laws of the relevant jurisdiction.  It is the responsibility of each person wishing to accept the exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the exchange offer. If you have any doubts as to your status, you should consult with your professional advisor in the relevant jurisdiction.

The exchange offer is not being made, directly or indirectly, by mail or by any means in or into Australia, Canada, Japan or any jurisdiction within which, under its laws, rules and regulations, the submission, the making or the presentation of the exchange offer or the mailing or distribution of, any of the Greek information memorandum, the Prospectus, a declaration of acceptance or any other document or material relevant thereto (each, a “Greek Offer Document” and together, the “Greek Offer Documents”) is illegal or contravenes any applicable legislation, rule or regulation (together, the “Excluded Territories”) except as set out below for the United States. Accordingly, copies of any such documents and materials will not be, and must not be, directly or indirectly, mailed, distributed or otherwise sent to anyone or from anyone in or into or from any Excluded Territory.

No person receiving a copy of this document or of the Prospectus in any jurisdiction outside the Hellenic Republic, the United Kingdom or Austria or of any of the other Greek Offer Documents in any jurisdiction outside the Hellenic Republic (or any documents relating to the U.S. exchange offer other than in the United States or to holders of Coca-Cola Hellenic ADSs) may treat any such document as if it constituted a solicitation or offer to such person and under no circumstances may such person use any Greek Offer Document if, in the relevant jurisdiction, such solicitation or offer may not be lawfully made to such person or if such Greek Offer Document may not be lawfully used without breaching any legal requirements. In those instances, any such Greek Offer Document is sent for information purposes only.

United States

Separate documentation for the U.S. exchange offer will be made available to holders of ordinary shares of Coca-Cola Hellenic located in the United States and holders of Coca-Cola Hellenic ADSs, wherever located.  No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Coca-Cola HBC AG and Coca-Cola Hellenic may be required to file materials relevant to the U.S. exchange offer with the U.S. Securities and Exchange Commission (the “SEC”). Such documents, however, may not all be currently available. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION FILED OR TO BE FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of such filings without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from Coca-Cola HBC AG and Coca-Cola Hellenic, without charge, once they are filed with the SEC. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

This document does not contain, constitute or form part of any offer or invitation to sell or subscribe or any solicitation of any offer to purchase or subscribe for any securities in any jurisdiction, and neither this document (nor any part of it) nor the fact of its distribution form the basis of, or may be relied upon in connection with, or act as any inducement to enter into, any contract or commitment whatsoever.

European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), this document and any offer to the public of any ordinary shares (including by means of a resale or other transfer) may not be made in that Relevant Member State, other than the share exchange offer in the United Kingdom, Greece or Austria contemplated in the Prospectus, except that an offer to the public in that Relevant Member State of the ordinary shares may be made at any time under the following exemptions under the Prospectus Directive, if and as they have been implemented in that Relevant Member State:

• to legal entities which are qualified investors as defined in the Prospectus Directive;

• to fewer than 100, or, if the Relevant Member State has implemented the relevant provisions of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive; or

• in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of ordinary shares shall result in a requirement for Coca-Cola HBC AG to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of the provisions above, the expression an “offer to the public” in relation to any ordinary shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the share exchange offer and the ordinary shares to be offered so as to enable an investor to decide to accept the share exchange offer, as the same may be varied in that member state by any measure implementing the Prospectus Directive in that member state, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Cautionary Statement Regarding Forward-Looking Statements

The information contained in this document is for background purposes only and does not purport to be full or complete. No reliance may or should be placed by any person for any purposes whatsoever on the information contained in this document or on its completeness, accuracy or fairness. The information in this document is subject to change. The dates of the exchange offer and admission to trading on the London Stock Exchange may change. There is no guarantee that the exchange offer and admission to trading on the London Stock Exchange will occur and you should not base your financial decisions on Coca-Cola HBC AG’s intentions at this stage in relation to the exchange offer and admission to trading on the London Stock Exchange.

This document contains forward-looking statements that involve risks and uncertainties. These statements may generally, but not always, be identified by the use of words such as “believe,” “outlook,” “guidance,” “intend,” “expect,” “anticipate,” “plan,” “target” and similar expressions to identify forward-looking statements. All statements other than statements of historical facts, including, among others, statements regarding expected take-up of the exchange offer; plans for Coca-Cola Hellenic and for Coca-Cola HBC AG following completion of the exchange offer; planned times and places of listings of the ordinary shares and American depositary shares of Coca-Cola HBC AG; planned de-listings and U.S. de-registration of the ordinary shares and American depositary shares of Coca-Cola Hellenic; Coca-Cola Hellenic’s future financial position and results; Coca-Cola Hellenic’s outlook for 2013 and future years; business strategy; the effects of the global economic slowdown; the impact of the sovereign debt crisis, currency volatility, Coca-Cola Hellenic’s recent acquisitions, and restructuring initiatives on Coca-Cola Hellenic’s business and financial condition; Coca-Cola Hellenic’s future dealings with The Coca-Cola Company; budgets; projected levels of consumption and production; projected raw material and other costs; estimates of capital expenditure and plans and objectives of management for future operations, are forward-looking statements. You should not place undue reliance on such forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect current expectations and assumptions as to future events and circumstances that may not prove accurate. Actual results and events could differ materially from those anticipated in the forward-looking statements for many reasons.

Although Coca-Cola HBC AG and Coca-Cola Hellenic believe that, as of the date of this document, the expectations reflected in the forward-looking statements are reasonable, Coca-Cola HBC AG and Coca-Cola Hellenic cannot assure you that future events will meet these expectations. Moreover, neither Coca-Cola HBC AG nor Coca-Cola Hellenic nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. After the date of this document, unless Coca-Cola Hellenic is required by law or the rules of the United Kingdom Financial Services Authority to update these forward-looking statements, Coca-Cola Hellenic will not necessarily update any of these forward-looking statements to conform them either to actual results or to changes in expectations.